04030715

28 May 2004

RECEIVED

2004 JUN 14 P 12:57

OFFICE OF INTERNATIONAL CORPORATE FINANCE

旺-旺

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

SUPPL

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

Dear Sirs,

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Notice of Changes in Director's Shareholding

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

Emily Ang
Finance & Administrative Manager

Encl.

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

dlw 6/15

Want Want Holdings Ltd
400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588

Headquarter: No. 72, Hsi-Ning N. Rd., Taipei, Taiwan
Tel : 886-25545300
Fax: 886-25585222

WANT WANT HOLDINGS LTD

Notice Of Changes in Director's Shareholding

PART I

1. Date of notice to issuer: 27/05/2004
2. Name of Director: LIAO CHING TSUN

3. Please tick one or more appropriate box(es):

x a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]

PART II

1. Date of change of interest: 27/05/2004
2. Name of Registered Holder: OCBC SECURITIES PTE LTD
3. Circumstance(s) giving rise to the interest or change in interest: Others
Please specify details: Transfer of 500,000 shares to his son by way of gift.

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	5,214,836
As a percentage of issued share capital:	0.45
No. of shares which are the subject of this notice:	500,000
As a percentage of issued share capital:	0.04
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	0
No. of shares held after the change:	4,714,836
As a percentage of issued share capital:	0.41

PART III

1. Date of change of interest:
2. The change in the percentage level: From % to %
3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	0	5,214,836
As a percentage of issued share capital:	0	0.41
No. of shares held after the change:	0	4,714,836
As a percentage of issued share capital:	0	0.37

[Enter any additional comments here]

Submitted by Adams Lin Feng I, Group Vice President and Director on 27/05/2004 to the SGX